SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640-01

For the month of March, 2007

UNIBANCO HOLDINGS S.A.
(Exact name of registrant as specified in its charter)

Unibanco Holdings S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO HOLDINGS S.A.

CORPORATE TAXPAYERS ENROLLMENT nº 00.022.034/0001 -87

NIRE 35300140443

PUBLICLY-HELD CORPORATION

SUMMARY MINUTES OF BOARD OF DIRECTORS MEETING OF UNIBANCO HOLDINGS S.A.. HELD ON MARCH 5TH, 2007.

VENUE AND TIME:	Avenida Eusébio Matoso, No. 891, twentieth second floor, in the City of São Paulo, State of São Paulo, at 02.00 pm.

CHAIRMAN:	Israel Vainboim

QUORUM:	Members of the Board of Directors representing more than half of the elected members.

DELIBERATIONS UNANIMOUSLY APPROVED:

I – Proposals of amendments of the By-Laws:

1) Approved, for further appreciation of the Shareholders Meeting, the following proposals of amendments to the Company’s By-Laws:

(a) The inclusion of a Third Paragraph on Article 18 of the By-Laws, in order to allow the participation of the Directors on the Board of Directors Meetings (i) through tele or video conference or any other vehicle that allows the other members to hear and/or see them or (ii) by the previous sending of its vote. In case the present proposal is approved, Article 18 shall be worded as follows:

“Article 18: The Board of Directors shall meet ordinarily once every six months and, extraordinarily, whenever corporate interests so require.

First Paragraph: The Board of Directors’ meetings may be called by the Chairman or by the Vice-Chairman, severally, or by any two members of said Board jointly.

Second Paragraph: The decisions of the Board of Directors shall be taken by majority of votes with the presence of at least half of its elected members. The Chairman shall be entitled, in addition to his own vote, to the casting vote in case of a tie.

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Third Paragraph: Shall be considered present on the meetings of the Board of Directors the Director that (i) participates through tele or video conference or any other vehicle that allows the other members to hear and/or see them, or (ii) previously sent its written vote.

Fourth Paragraph: The minutes of the meetings shall be recorded in the appropriate Book of Minutes of the Board of Directors’ Meetings.

(b) The amendment of the Third Paragraph of Article 26 of the By-Laws, in order to make clear that the acts that results in the encumbrance or disposal of real property or other assets, the placement of collateral or guarantees, the settlement or waiver of rights, the undertaking of obligations, the execution of agreements, as well as those acts which result in liability for the Company or release third parties from liabilities towards him, might be executed solely by an Officer or an attorney-in-fact, provided that it is previously authorized by the Board of Directors, according to Article 16, (g) of the By-Laws. In case the present proposal is approved, the Third Paragraph of Article 26 of the By-Laws shall be worded as follows:

“Article 26: […]

Third Paragraph: The acts mentioned in item “a” of the First Paragraph of this article may also be performed by (i) any member of the Board of Executive Officers jointly with an attorney-in-fact, (ii) jointly by two attorneys-in-fact, or even (iii) by a sole attorney-in-fact or an Officer, provided that it is previously, specifically and expressly authorized by the Board of Directors. In every case, the power of attorney must specify in the respective instrument the limits and extension of the powers granted as well as the term for the appointment.”

(c) Finally, it is proposed the consolidation of the By-laws, reflecting the modifications above proposed, which, in case it is approved, shall be worded as the Exhibit I hereto.

2) Modification of the Stock Option Plan – Performance (“Performance Plan”)

Whereas:

(i) The Company and Unibanco – União de Bancos Brasileiros S.A. (“UNIBANCO”) approved on Extraordinary Shareholders Meeting held on October 31st, 2001, the Performance Plan, by means of which options for the acquisition of the Company’s and UNIBANCO’ stocks are granted to executives of UNIBANCO;

(ii) The Annual and Extraordinary Meetings of the Shareholders of the Company and of UNIBANCO held on April 8th, 2005 approved a few amendments to the above mentioned plan so it could better attend its purpose;

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(iii) After almost two years of effectiveness of this new plan, it was noted that new adjustments to the Performance Plan were necessary in order to better fit its purpose and to adapt it to the nowadays competitive scenario; and

(iv) Once the Performance Plan is established by the Company and UNIBANCO, it may only be amended if the Extraordinary Shareholders Meetings of UNIBANCO approves an identical amendment.

The Board of Directors approves the submission to the proposed Extraordinary Shareholders Meeting of the Company, subject to the identical decision and approval by the Extraordinary Shareholders Meeting of UNIBANCO, the amendment of the Regulation of the Performance Plan, in order to make it effective with the wording of the Exhibit II hereto.

II – Considering the need of holding Shareholders’ Meetings to decide on (i) the above mentioned proposals and (ii) the items mentioned on Article 132 of the Corporate Law, it is hereby approved the call notice for the Annual and Extraordinary Shareholders Meetings of the Company, to be held on next March 21st, 2007.

With no additional proposals to deliberate, the President decided to end the meeting and to draw up the present document, which was signed by all present members.

São Paulo, March 5th, 2007. (aa) Israel Vainboim, Pedro Moreira Salles, Guilherme Affonso Ferreira and Tomas Tomislav Antonin Zinner. This is a revised copy of the original minutes registered in the book.

São Paulo, March 5th, 2007.

______________________________	____________________________

Exhibit I

UNIBANCO HOLDINGS S.A.

CORPORATE BY-LAWS

CHAPTER I

Name, Head Office, Purpose and Term

Article 1: UNIBANCO HOLDINGS S.A., hereinafter referred to as HOLDINGS, shall be governed by these corporate by-laws and by the applicable legal provisions.

Article 2: HOLDINGS is incorporated for the purpose of holding share participation in other companies.

Article 3: HOLDINGS has its head offices and legal venue in the City of São Paulo, State of São Paulo.

Article 4: HOLDINGS shall exist for an indefinite period of time.

CHAPTER II

Capital Stock and Shares

Article 5: - The capital stock is R$4,555,375,681.04 (four billion, five hundred and fifty five million, three hundred and seventy five thousand, six hundred and eighty one Reais and four cents) divided into 1,643,587,687 (one billion, six hundred and forty three million, five hundred and eighty seven thousand and six hundred and eighty seven) registered shares, with no par value, of which 553,735,904 (five hundred and fifty three million, seven hundred and thirty five thousand and nine hundred and four) are common shares, and 1,089,851,783 (one billion, eighty nine million, eight hundred and fifty one thousand and seven hundred and eighty three) are preferred shares.

First Paragraph: - HOLDINGS may issue, without amendments to these By-laws, up to 2,613,253,815 (two billion, six hundred and thirteen million, two hundred and fifty three thousand and eight hundred and fifteen) additional shares, considering that up to 876,867,952 (eight hundred and seventy six million, eight hundred and sixty seven thousand and nine hundred and fifty two) shall be common shares, and up to 1,736,385,863 (one billion, seven hundred and thirty six million, three hundred and eighty five thousand and eight hundred and sixty three) shall be preferred shares. The issuance of new shares may be conducted without maintaining the existing proportion between the types and classes of shares.

Second Paragraph: It shall be incumbent upon the Board of Directors, within the limits of the authorized capital, to decide on the issuance of new shares and to set forth the conditions said shares shall be subject to.

Third Paragraph: HOLDINGS may issue subscription warrants (“bônus de subscrição”) within the limits of the authorized capital and upon decision of the Board of Directors, but it shall not issue founder shares (“partes beneficiárias”).

Fourth Paragraph: The issuance of shares or the issuance of subscription warrants for stock exchange trading, for public subscription or for exchange for shares in a public offer for control acquisition, may be carried out with a reduction of the deadline for exercising preemptive rights, or with the exclusion of such rights, at the discretion of the Board of Directors, which may, furthermore, grant the shareholders priority in the subscription of shares of one or more kinds or classes.

Fifth Paragraph: Within the limits of the authorized capital and in accordance with a plan approved by the General Shareholders’ Meeting, HOLDINGS may grant the option to purchase shares to its own officers or employees or to individuals rendering services to the company, as well as to people who perform these activities at UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.;

Sixth Paragraph: - Preferred shares are not entitled to voting rights and shall be entitled to participate of the dividend to be distributed, which shall be equivalent to 100% (one hundred percent) of the net profits of the fiscal year, accrued in cash, calculated pursuant to Article 202 of Law 6.404, of 15.12.1976, with the wording given by Law 10.303, of 31.10.2001, and the Article 35 of these By-laws, in accordance with the following criteria:

a. (i) priority in the distribution of the semi-annual minimum dividend of R$0.15 (fifteen cents) for each lot of twenty (20) shares; or (ii) semi-annual priority dividends of 1.5% of the equity value of the share, resulting in a annual priority dividend of three percent (3%) of the equity value of the share, whichever is greater;

b. in case of splitting or combination of preferred shares, the dividend set forth in item “a” (i) above, shall be settled in accordance with the new number of shares of this class;

c. - priority in the reimbursement of capital, in case the company is liquidated, up to the amount represented by such share class in the capital stock;

d. - participation, under the same conditions as the common shares, in capital increases resulting from the capitalization of monetary restatement, reserves and profits, as well as in the distribution of dividends, provided that distribution of dividends as set forth in item “a” be guaranteed to common shares.

Seventh Paragraph: Preferred shares with no voting rights or subject to restrictions regarding such rights shall observe the limit of 2/3 (two thirds) of the total number of shares issued.

Eighth Paragraph: HOLDINGS shall be allowed to maintain all its shares, or one or more classes of shares, in deposit accounts, on behalf of their holders, in an authorized Financial Institution it may appoint, upon the submission and cancellation of outstanding certificates, due consideration having been given to the rules in force at the time. In this case, HOLDINGS is allowed to charge shareholders for the cost of services, subject to the limits established by the Securities and Exchange Commission.

Ninth Paragraph: HOLDINGS may, upon notice to the Stock Exchanges where its shares are traded and publication of notices, suspend the transfer of shares for periods of no longer than fifteen (15) days each; furthermore, the sum of said periods shall not exceed ninety (90) days per year.

Article 6: UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A., a publicly-held company, with head offices and legal venue in the City of São Paulo, State of São Paulo, enrolled with the Brazilian Registry of Legal Entities (CNPJ) under No. 33.700.394/0001 -40, hereby referred to as “UNIBANCO” may, pursuant to these by-laws and in accordance with the applicable regulations, issue Share Deposit Certificates, hereinafter referred to as UNITS, which represent preferred shares with no voting rights, deposited at UNIBANCO, and issued by:

a) HOLDINGS; and

b) UNIBANCO.

First Paragraph: - For the purposes of this Article, each deposited preferred share issued by UNIBANCO, shall correspond to a concomitant deposit of one preferred share issued by HOLDINGS, in such a way that each UNIT shall always be backed by an equal number of preferred shares of both issuers.

Second Paragraph: Only shares which as are free of any burdens, liens or any type of encumbrance that may preclude the free delivery thereof to the holders of the UNITS may be deposited for the conversion into UNITS.

Article 7: The shareholders of UNIBANCO may, pursuant to Articles 8, 9, 10 and 11 of these by-laws, convert their shares into UNITS, according to the terms and conditions established by its Board of Directors, set forth in a notice to the shareholders which shall inform the shareholders about the conversion procedures.

Article 8: From the issue date of the UNITS, the shares represented by such UNITS:

a) shall be registered in a deposit account linked to the UNITS, and their ownership may only be transferred upon the transfer of the corresponding UNITS by written authorization from the holder thereof;

b) shall have the related income, as well as any amount received in the case of redemption or amortization delivered to the holder of the UNITS;

c) shall not have their income and their respective redemption or amortization values pledged, encumbered or given as collateral under any other guise by holders of UNITS, nor shall be object of a pledge, attachment, confiscation, search or seizure or any other encumbrance that may preclude their delivery to the holders of the UNITS.

Article 9: UNITS shall be in book-entry form and shall be kept by UNIBANCO in an account maintained in the name of their holder, and:

a) the transfer of UNITS shall be performed by a record in UNIBANCO´s registry, to the debit of the transferor’s UNITS account and to the credit of the transferee’s UNITS account, upon receipt of a written order from the transferor, or upon a court authorization or order, in an appropriate document that shall remain with UNIBANCO;

b) the pledging, usufruct, trust, chattel mortgage and any other provisions, burdens, liens or charges that may encumber UNITS shall be recorded in UNIBANCO’s books and shall be stated in the UNITS’ account statements;

c) whenever so requested, UNIBANCO shall supply holders of UNITS with a statement of their UNITS account at the end of each month in which such account has any activity and, even if no activity occurs, a statement shall be provided at least once a year;

d) the statement shall include the place and the date of issuance, UNIBANCO’s name, an indication that it is a statement of UNITS (Registered Share Deposit Certificate) account, the specification of the shares deposited, a statement declaring that the shares deposited, their income and the amount received in the case of redemption or amortization shall only be delivered to the holder of the UNITS account or upon an order in writing from said holder, the name and identification of the holder of the UNITS account, the price charged by UNIBANCO for the deposit, if applicable, and the places where the holders of the UNITS can obtain assistance;

e) upon a written order by the holder of the UNIT´s account to the Stock Exchange broker by which the UNITS are negotiated, UNIBANCO shall block the UNITS specified in the order, being thus authorized to transfer them to the purchaser as soon as the Stock Exchange informs it that the UNITS have been sold;

f) notwithstanding the provisions of items “g” and “h” below, the holder of UNITS shall be entitled, at any time, to request their cancellation to UNIBANCO and the delivery of the registered shares that they represent, by means of transfer of said shares to the shares deposit accounts maintained by UNIBANCO in the holders name;

g) the Board of Directors of UNIBANCO may, at any time, suspend the cancellation of UNITS for a specified period of time, subject to the following circumstances:

I An announcement by HOLDINGS or by UNIBANCO stating that they intend to grant UNIBANCO´s shareholders the option of converting their shares into UNITS, in which case the suspension period shall not exceed ninety (90) days;

II – the beginning of a public offering for the primary or secondary distribution of UNITS, either in the national market, or in the international market, provided that in these case the suspension period shall not exceed thirty (30) days.

h) UNITS subject to burdens, liens, or encumbrances as per item “b” of this Article, may not be the object of a cancellation request;

i) once UNITS have been cancelled, the holder of the shares they represent may freely dispose of said shares, and the restrictions mentioned in item “c” of Article 8 shall cease to apply.

Article 10: In the exercise of the rights conferred by the shares represented by UNITS, the following rules shall be complied with:

a) the dividends and the redemption value or amortization proceeds from shares issued by UNIBANCO shall be paid by UNIBANCO to the holder of the UNITS;

b) the dividends and the redemption value or amortization proceeds from shares issued by HOLDINGS delivered to UNIBANCO as depositary of the shares, shall be paid by UNIBANCO to the holder of the UNITS;

c) only the holder of the UNITS shall exercise the right to participate in Shareholders’ Meetings of UNIBANCO and HOLDINGS and therein exercise all rights attributed to the shareholders of such companies by the shares represented by the UNITS;

d) if the shares of UNIBANCO or HOLDINGS are split, cancelled or combined, or if new shares of UNIBANCO or HOLDINGS are issued while the UNITS are in existence, the following rules shall apply:

I   In the event that there is a change in the number of shares represented by the UNITS, as a result of share splits or through the capitalization of profits or reserves, carried out by UNIBANCO and by HOLDINGS, UNIBANCO shall register the deposit of the new shares issued and shall register the new UNITS in the account of the respective holders, in such a way as to reflect the new number of shares held by the holders of the UNITS, always maintaining the proportion of one (01) UNIBANCO preferred share to one (01) HOLDINGS preferred share, represented by UNITS. In the event that there is a share split carried out exclusively by UNIBANCO or HOLDINGS, or if the share split is carried out by both companies using different ratios, then UNIBANCO shall register, in the name of the holders of the split shares, the deposit of as many shares as can form UNITS, with due regard to the ratio mentioned in First Paragraph of Article 6, and shall deliver the remaining shares issued to the holders of the UNITS represented by the split shares.

II   In the event that there is an alteration in the number of shares represented by UNITS, as a result of share combination or cancellation, carried out by UNIBANCO and by HOLDINGS, then UNIBANCO shall debit the UNITS deposit accounts of the holders of the cancelled shares, automatically canceling the UNITS, in a number sufficient to reflect the new number of shares held by the holders of the UNITS, always keeping the proportion of one (1) UNIBANCO preferred share to one (1) HOLDINGS preferred share represented by a UNIT. In the event of a combination or cancellation of shares carried out exclusively by UNIBANCO or HOLDINGS, or if the combination or cancellation is carried out by both companies using different ratios, then UNIBANCO shall cancel the UNITS representing the cancelled shares, delivering the UNIBANCO or the HOLDINGS shares that have not been cancelled to the respective holders, as the case may be.

III In capital increases resulting from share subscription, in which preemptive rights have been granted, the following procedures shall apply:

1) if HOLDINGS and UNIBANCO simultaneously carry out a capital increase by issuing shares that may be converted into new UNITS, holders of UNITS may exercise the preemptive rights to which the shares represented by the UNITS are entitled, in which case:

I – if the shareholder subscribes the shares of both companies, then new UNITS shall be issued to him, corresponding to the shares subscribed, in accordance with the proportion mentioned in First Paragraph of Article 6, unless such shareholder provides instruction to the contrary, as provided for in item II below;

II – if the shareholder chooses to subscribe shares of both companies without the creation of UNITS, or only shares from one of the companies, he may do so by informing such intention to the issuers in the share subscription form;

2) if only one of the companies increase its capital, UNIT holders may exercise the preemptive right conferred by one of the shares represented by the UNITS directly, and in such case no new UNITS will be issued.

Article 11: - Requests for conversion, insofar as they apply to HOLDINGS, shall be fulfilled through the subscription of preferred shares, to be paid up upon the delivery of the preferred or common UNIBANCO shares, with due regard to the provisions of First Paragraph of this Article.

First Paragraph: - In the event of conversion of UNIBANCO common shares, HOLDINGS shall deliver to the interested part, in addition to the preferred shares issued by HOLDINGS, preferred shares issued by UNIBANCO, which are a part of HOLDINGS' assets, in a number sufficient to form UNITS; furthermore, the Board of Directors may establish criteria for a partial fulfillment of the requests made by the shareholders, by creating waiting lists, through pro-rata distributions, or both, the conversion of common shares into UNITS being contingent upon the total number of preferred shares issued by UNIBANCO and received by HOLDINGS as a result of the conversion into UNITS of preferred shares issued by UNIBANCO.

Second Paragraph: The subscription price of the shares issued by HOLDINGS for the purpose of complying with requests for conversion shall be equivalent to the book value of the shares issued by UNIBANCO.

CHAPTER III

General Shareholders Meeting

Article 12: The General Shareholders Meeting shall be held ordinarily within the four (4) months immediately following the end of the fiscal year, for the purposes established in law, and extraordinarily, whenever corporate interests so require.

First Paragraph: A shareholder may be represented at a General Shareholder Meeting by an attorney-in-fact which fulfills the conditions prescribed by law. The filing of the respective power of attorney with HOLDINGS may be required.

Second Paragraph: The status of shareholder must be proven, if so requested, by presentation of a proper identity document.

Article 13: The Shareholders Meeting, called at least fifteen (15) days in advance, according to the law, shall be installed and chaired by the Chairman of the Board of Directors, who may appoint in his stead any member of the Board of Directors or of the Board of Officers, which shall choose, among the shareholders present, one or more secretaries.

First Paragraph: Each common share is entitled to one vote in the Shareholders’ Meetings.

Second Paragraph: In order to be binding upon HOLDINGS, shareholders’ agreements regarding the purchase and sale of shares, the preference on the acquisition of shares, and the exercise of voting rights or the control of HOLDINGS must be previously filed at HOLDINGS head office, in accordance with the applicable rules established by the Board of Directors. HOLDINGS may request the shareholders clarifications in order to properly fulfill their obligations.

Third Paragraph: It is incumbent upon the Chairman of the General Shareholders' Meeting, upon a request submitted by interested shareholders, to declare the nullity of a vote given against an express provision of a shareholders' agreement filed at HOLDINGS' head office, whenever said vote establishes this penalty in relation to non-compliance of commitments undertaken or to ensure the specific execution of said commitments.

CHAPTER IV

Management

Article 14: HOLDINGS shall be managed by the following bodies:

a) a Board of Directors;

b) a Board of Officers.

SECTION I

The Board of Directors

Article 15: The Board of Directors shall be composed of a minimum of five (5) and a maximum of eleven (11) Directors, shareholders of HOLDINGS, elected by the General Shareholders Meeting, with a one (1) year term of office.

Sole Paragraph: The Board of Directors shall have a Chairman and a Vice-Chairman, chosen by the Board in the form set forth in the Second Paragraph of Article 18.

Article 16: It is incumbent upon the Board of Directors on an exclusive basis to:

a) determine the general directions for the conduct of business and to establish the basic policies and guidelines for HOLDINGS and its subsidiaries;

b) call Shareholders’ Meetings;

c) submit to the General Shareholders Meetings proposals for:

I capital increase or reduction;

II mergers, amalgamations or spin-offs;

III amendment to the by-laws;

d) decide upon the following matters:

I partnerships or jointventures involving HOLDINGS, including participation in shareholders' agreements;

II acquisition, disposal, increase or reduction in controlled or affiliated companies, as well as their merger, amalgamation or spin-off;

III acquisition of controlling interests in other companies, in accordance with applicable legal provisions;

IV to examine semiannual balance sheets and decide upon the distribution and investment of profits, in compliance with the provisions of Article 35;

V to decide upon the annual report to the shareholders, the Board of Officers’ accounts and the Financial Statements of each fiscal year to be submitted to the Shareholders’ Meeting;

e) determine the remuneration of each of the members of the Board of Directors and of the Board of Officers, up to the global amount approved by the Shareholders’ Meeting;

f) appoint substitutes for the members of the Board of Directors and for any of the members of the Board of Officers in the cases provided for herein;

g) authorize, whenever deemed necessary, the representation of HOLDINGS by a sole member of the Board of Officers or by an attorney, provided that the respective power of attorney indicates the acts that shall be practiced;

h) to elect and remove from office the members of the Board of Officers as well as to determine their duties;

i) supervise the actions of the Board of Officers; to examine, at any time, HOLDINGS’ books and documents; to request information on contracts entered into or about to be entered into with HOLDINGS, as well as any other acts;

j) supervise and provide guidance to the Board of Officers;

l) appoint and dismiss independent auditors;

m) decide upon the purchase of shares issued by HOLDINGS;

n) bring under its authority specific matters of interest to HOLDINGS and decide upon the cases not provided for herein;

o) decide upon the creation of committees to deal with specific matters within the authority of the Board of Directors and/or of the Board of Officers.

Article 17: It is incumbent upon the Chairman of the Board of Directors to:

a) chair the meetings of the Board of Directors;

b) appoint, in the cases provided for by these by-laws, a substitute for the Vice-Chairman of the Board of Directors;

c) chair the Shareholders’ Meetings, with authority to appoint any member of the Board of Directors or of the Board of Officers to do so in his stead;

d) provide guidance to the Corporate President regarding the rights of partner as provided for in Fifth Paragraph of Article 26.

Sole Paragraph: It is incumbent on the Vice-Chairman of the Board of Director to replace the Chairman in his absences, vacations, leaves, occasional impediments or in the event of a vacancy.

Article 18: The Board of Directors shall meet ordinarily once every six months and, extraordinarily, whenever corporate interests so require.

First Paragraph: The Board of Directors’ meetings may be called by the Chairman or by the Vice-Chairman, severally, or by any two members of said Board jointly.

Second Paragraph: The decisions of the Board of Directors shall be taken by majority of votes with the presence of at least half of its elected members. The Chairman shall be entitled, in addition to his own vote, to the casting vote in case of a tie.

Third Paragraph: Shall be considered present on the meetings of the Board of Directors the Director that (i) participates through tele or video conference or any other vehicle that allows the other members to hear and/or see them, or (ii) previously sent its written vote.

Fourth Paragraph: The minutes of the meetings shall be recorded in the appropriate Book of Minutes of the Board of Directors’ Meetings.

Article 19: Except in the cases where the law calls for a special procedure, the replacement of the members of the Board of Directors shall be carried out as follows:

a) in the cases of temporary replacement:

I – the Chairman of the Board of Directors shall be replaced by the Vice-Chairman;

II – the Vice-Chairman shall be replaced by any other board member appointed by the Chairman of the Board of Directors;

b) in the case of replacement due to a vacancy:

I – the Chairman of the Board of Directors shall be replaced by the Vice-Chairman;

II – the Vice-Chairman shall be replaced by any other board member appointed by the Chairman of the Board of Directors;

III – all other Board members shall be replaced by a substitute appointed by the Board of Directors;

c) If a majority or all positions on the Board of Directors become vacant, a Shareholders’ Meeting shall be called to hold a new election;

Sole Paragraph: The person replaced as per item “b”, sub-section III of this Article shall remain in office until the next Shareholders’ Meeting, which shall fill the vacant position for the remainder of the term of office of the replaced Board of Directors member.

SECTION II

The Board of Officers

Article 20: The Board of Officers shall comprise a minimum of three (3) and a maximum of five (5) members, residents in Brazil, shareholders or not, elected by the Board of Directors, with a one (1) year term of office, reelection being permitted, composed by:

a) One (1) Corporate President;

b) From two (2) up to four (4) Officers.

Article 21: It is incumbent upon the Board of Officers the management and administration of the company's busines, The Board of Officers they may carry out all transactions and perform all acts related to HOLDINGS’ objectives, and their responsibilities are:

a) to cause semiannual balance sheets to be prepared and to propose their approval by the Board of Directors together with a proposal for the distribution and utilization of profits, subject to the provisions of Article 34;

b) to submit to the approval of the Board of Directors the Annual Report to Shareholders and the Financial Statements of each fiscal year, so that they may then be presented to the Shareholders’ Meeting;

c) to comply with and ensure compliance with the deliberations of the Shareholders Meeting, of the Board of Directors and of these by-laws;

Article 22: It is incumbent upon HOLDINGS’ Corporate President to:

I - call and chair the meetings of the Board of Officers;

II - provide guidance to the management and operation of the company's businesses, supervising the work of the Board of Officers;

III - coordinate the actions of the Officers;

IV - appoint the substitutes of the Officers in those cases provided for in these by-laws.

Article 23: It is incumbent on the Board of Officers to manage and to direct the company's business according to the duties specifically assigned to them by the Board of Directors.

Article 24: The replacement of the members of the Board of Officers shall be carried out as follows:

a) in the cases of temporary replacement, the substitute of the HOLDINGS Corporate President shall be appointed by the Board of Directors;

b) in the cases of replacement due to a vacancy in relation to any of the members of the Board of Officers, the substitute shall be elected by the Board of Directors.

Article 25: The Board of Officers shall meet whenever called to do so by the HOLDINGS Corporate President.

First Paragraph: The members of the Board of Directors may attend the meetings of the Board of Officers.

Second Paragraph: The decisions of the Board of Directors shall be taken by a majority of votes with the presence of at least half of its elected members. The Corporate President shall be entitled, in addition to his own vote, to the casting vote in case of a tie.

Third Paragraph: The minutes of the meetings shall be drawn up in the appropriate Book of Minutes of the Board of Officers’ Meetings.

Article 26: The active and passive representation of HOLDINGS shall be exercised by the members of the Board of Officers.

First Paragraph: The following shall require the joint signatures of two members of the Board of Officers:

a) acts resulting in encumbrance or disposal of real property or of goods and chattels, the provision of collateral or “fide jussio” guarantees, settlement or waiver of rights, the assumption of obligations, and the execution of agreements, as well as those acts that create responsibilities for HOLDINGS or release third parties from liabilities in relation to it;

b) the appointment of proxies, due consideration being given to the provisions of item “g” of Article 16.

Second Paragraph: HOLDINGS may be represented severally by any of the members of the Board of Officers or by proxies with specific powers in acts related to:

a) receipt of initial summonses or rendering of personal depositions in court;

b) receipt of legal notices and rendering of statements out of court.

Third Paragraph: The acts mentioned in item “a” of the First Paragraph of this article may also be performed by (i) any member of the Board of Executive Officers jointly with an attorney-in-fact, (ii) jointly by two attorneys-in-fact, or even (iii) by a sole attorney-in-fact or an Officer, provided that it is previously, specifically and expressly authorized by the Board of Directors. In every case, the power of attorney must specify in the respective instrument the limits and extension of the powers granted as well as the term for the appointment.

Fourth Paragraph: The Board of Officers shall constitute attorneys to solely represent the Company in the following events:

a) powers of attorney with “ad judicia” clause for an undetermined term, including the acts of waiving, renouncing, settlements, receiving and acquittal; and

b) when the Grantee is a Corporation.

Fifth Paragraph: HOLDINGS shall be represented in the General Shareholders' Meetings, Partners Meetings and in the statutory bodies of the corporate entities in which it holds a stake or is a partner by the Corporate President, who may appoint any of the HOLDINGS Officers or a proxy to do so in his stead, to act jointly in pairs or severally, as provided for in the respective proxy letter.

SECTION III

Provisions Applying to Both the Board of Directors and the Board of Officers

Article 27: The Shareholders’ Meeting and the Board of Directors may abstain from electing Directors and members of the Board of Officers, whenever the minimum limits established herein have been fulfilled.

Article 28: Holding an office on the Board of Directors and on the Board of Officers shall not require the pledging of a bond.

Article 29: The members of the Board of Directors and of the Board of Officers shall be vested in their offices upon signing an instrument of investiture drawn up in the Book of Minutes of the Meetings of the Board of Directors and of the Board of Officers.

Article 30: The members of the Board of Directors and of the Board of Officers shall remain in office after the end of their terms until their substitutes take office.

Article 31: The General Shareholders' Meeting shall determine the remuneration of the Board of Directors and of the Board of Officers.

CHAPTER V

The Audit Board

Article 32: HOLDINGS shall have an Audit Board made up of at least three (3) and at most five (5) permanent members and an equal number of alternates, with duties as set forth in the law.

First Paragraph: The Audit Board shall only function in those fiscal years in which the shareholders request the installation of said committee, due consideration being given to legal provisions.

Second Paragraph: The Shareholders’ Meeting at which the installation of the Audit Board is requested shall elect its members and determine their remuneration.

Third Paragraph: The term of office of the members of the Audit Board shall end at the Annual Shareholders’ Meeting following their investiture.

CHAPTER VI

The Fiscal Year, Financial Statements and Use of Profit

Article 33: The fiscal year shall end on December 31st of each year and the respective Financial Statements shall be submitted to the Annual Shareholders' Meeting.

Article 34: On the last day of each calendar half-year the period's Financial Statements shall be prepared, due consideration being given to legal provisions.

First Paragraph: From the results of the fiscal year, five percent (5%) shall mandatory be allocated to a legal reserve, which shall not exceed twenty percent (20%) of the registered capital, due consideration being given to the provisions of First Paragraph of Article 193 of Law 6,404, of Dec. 15, 1976.

Second Paragraph: Besides, in the terms of Article 195 of Law 6,404, of Dec. 15, 1976, portion of the profits may be allocated to the constitution of the Contingency Reserve, provided such allocation is rationale.

Article 35: The remaining profit after the constitution of the reserves established on Article 34 will be assigned as follows:

a) dividend distribution, in each fiscal year, of one hundred percent (100%) of the portion of the remaining net profit that has been effected in cash, being such amount portion of the net profit that corresponds to mandatory dividend that were distributed and paid by Unibanco to the Company; and

b) the remaining balance of the net profit, after distribution of the mandatory dividends mentioned on item “a”, shall be transferred to a statutory reserve named Equalization of Equity Reserve “Reserva de Equalização de Participações”, up to the limit of the corporate capital, which will have the purpose to assure the equalization of HOLDINGS’ profits with the incomes coming from the investments on its controlled company UNIBANCO and which funds shall be designated for (i) distribution of complementary dividends whenever UNIBANCO pays dividends to its reserves and retained profits accounts or (ii) increase of Company’s corporate capital as regulated by paragraph first below, whenever Unibanco capitalizes profits or reserves.

First Paragraph: In the event of profits or reserves capitalization by UNIBANCO, HOLDINGS shall revert equal portion of the Equalization of Equity Reserve and shall immediately capitalize this amount. In any event of profit or reserves capitalization by UNIBANCO, by means of issuance of shares, HOLDINGS shall also issue to its shareholders new shares due to the capitalization of the reverted portion of such reserve.

Second Paragraph: In compliance with paragraph first above, whenever there is any call notice for Extraordinary Shareholders Meeting of UNIBANCO to decide upon the capitalization of profits and reserves, the Board of Director of HOLDINGS shall call notice Extraordinary Shareholders Meeting, to be held (if possible) on the same day, in order to decide upon capitalization of reverted portion of the Equalization of Equity Reserve, by means or not of issuance of new shares, depending on there have being or not issuance of shares by UNIBANCO.

Article 36: In order to calculate the amount of dividends distributed, in the terms of items “a” and “b” of Article 35, any interest distributed to the shareholders, up to the limit of the LONG TERM INTEREST RATE (TAXA DE JUROS DE LONGO PRAZO - TJLP) shall be taken into account, as provided for in Seventh Paragraph of Article 9 of law 9,249 of Dec. 26, 1995.

Transitory Provision

Article 36-A: Regarding the amounts registered on Reserves for Unrealized Profits on December 31st, 2005, HOLDINGS shall revert to retained profits account portion corresponding to profits or reserves already capitalized by UNIBANCO and at the first opportunity shall proceed the capitalization of the reverted amounts by means of issuance of shares or not, as occurred or not issuance of shares by UNIBANCO.

Sole Paragraph – HOLDINGS shall proceed in the form established on Article 35 (if applicable), whenever Unibanco (i) distributes dividends on the account of its reserves and retained profits accounts or (ii) capitalizes profits or reserves that are reflected on the amounts registered on Reserves for Unrealized Profits on December 31st, 2005.

Article 37: HOLDINGS may, through a decision of the Board of Directors, draw up quarterly or monthly balance sheets and, during the fiscal year and before the next Annual Shareholders’ Meeting, having heard the Audit Board, if installed, declare interim dividends, among other reasons as a partial or total advance on the mandatory dividend, to be taken from:

a) profit ascertained in a semi-annual balance sheet, and

b) retained profits or from Profit Reserves that were to be found in the last annual or semi-annual balance sheet.

Sole Paragraph: - Moreover, HOLDINGS may, through a decision of the Board of Directors, draw up extraordinary balance sheets and distribute interim dividends in shorter periods, on account of the annual dividend, provided that the total amount of dividends paid in each semester of the fiscal year do not exceed the capital reserves amount.

CHAPTER VII

Liquidation

Article 38: HOLDINGS shall enter into liquidation in the cases determined by law or by decision of the Shareholders’ Meeting, which shall establish the form of liquidation and shall elect the liquidators and the Audit Board, if the installation thereof has been requested, to operate during the liquidation period.

CHAPTER VIII

General Provisions

Article 39: Shareholders failing to pay up installments on shares subscribed, as per the conditions set out in the subscription bulletin or, should said bulletin omit this information, when called upon to do so by the Board of Officers, shall be considered in arrears and shall be subject to the payment of interest at the rate of one percent (1%) per month in addition to monetary correction calculated in accordance with the indices established by the Board of Directors, without prejudice to the utilization by HOLDINGS of all legal remedies available for it to recover its credit.

Article 40: The reimbursement value of shares, in the cases that it is ensured by law, shall be equal to the equity value of shares, calculated on the basis of the balance sheet drawn up in accordance with the form set forth by law.

CHAPTER IX

Transitory Provisions

Article 41: HOLDINGS shall keep in its accounting records, as a Special Reserve for Dividends, the amount of R$36,603,225.60 (thirty-six million, six hundred and three thousand, two hundred and twenty-five reais and sixty cents), which on December 31, 1996 corresponded to 44,169,452.8780 (forty-four million, one hundred and sixty-nine thousand, four hundred and fifty-two and eight hundred and seventy-eight thousandths) UFIRs (Fiscal Reference Units), said quantity being made up of the profits ascertained in HOLDINGS' subsidiaries during the fiscal years from 1989 to 1993 and based upon the fiscal regime set forth in Article 35 of law No. 7,713 of Dec. 22, 1988 and Article 75 of law 8,383, of Dec. 30, 1991 and in the CST Declaratory Act n° 49 of Sep. 23, 1994.

Sole Paragraph: The Special Reserve for Dividends referred to in this Article shall be reduced by the dividends distributed by the company from the account of said Reserve or by virtue of their capitalization.

Exhibit II

UNIBANCO STOCK OPTION PLAN PERFORMANCE

REGULATION

1. PURPOSE

1.1. The UNIBANCO STOCK OPTION PLAN - PERFORMANCE, hereinafter referred to simply as PERFORMANCE, is a joint initiative of UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. (“UNIBANCO”) and UNIBANCO HOLDINGS S.A. (“HOLDINGS”), by means of which the executives of the economic group of UNIBANCO will be granted options (“Options”) for the acquisition of stock and UNITS (deposit certificates which represent, each one, one preferred share of UNIBANCO and one preferred share of HOLDINGS), IN ORDER TO:

1.1.1 attract highly qualified executives, by means of instruments lined up with the best market practices; and

1.1.2 promote the development and favor the retention of UNIBANCO’s executives, once their participation in the corporate capital of the company will allow them to be benefited from the results for which they have contributed, increasing, consequently, the value of their shares, combining, therefore, their interest with the interests of the shareholders of UNIBANCO and of HOLDINGS.

1.2. For purposes of this Regulation, the terms defined below shall have the following meaning:

1.2.1. OWN STOCKS are the shares issued by UNIBANCO and/or HOLDINGS, or UNITS, that the executives shall acquirer with their BONUS and which ownership must be maintained, as described in item 4.5.3, as a form of payment of the EXERCISE PRICE.

1.2.2. BONUS is the net value of the variable compensation that the EXECUTIVE receives for the rendering of services for the company to which it is connected to.

1.2.3. COMMITTEE is the board responsible for the management of the PERFORMANCE, composed by 4 to 6 members elected by the President of the Board of Officers of UNIBANCO, as well as of one member of the Board of Directors of HOLDINGS, nominated by the latter, and to be presided by the President of the Board of Officers of UNIBANCO. The term-of-office of the members of the COMMITTEE shall be of 01 year, being permitted the reelection.

1.2.4. Option’s EXERCISE DATE is the date of receipt, by Unibanco, of the notification referred to in item 4.4.5, when the EXECUTIVES state their intention of acquiring the

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shares of UNIBANCO and/or HOLDINGS, as the case may be, by exercising their Options.

1.2.5. EXECUTIVES are the persons to whom the Options regarding PERFORMANCE may be granted, as defined in item 3.1. and 3.2.

1.2.6. STOCK OPTIONS are the Options granted individually by UNIBANCO and/or by HOLDINGS, which exercise requires the acquisition, by the EXECUTIVES, of ordinary or preferred shares of UNIBANCO and of preferred shares of HOLDING, according to the rules set forth in item 4.4.4.2.

1.2.7. UNITS OPTIONS are the Options granted concurrently by UNIBANCO and HOLDINGS, which exercise requires the acquisition, by the EXECUTIVES, of UNITS, by exercising options granted by UNIBANCO and by HOLDINGS, according to the rules set forth in item 4.4.4.1.

1.2.8. REGULAR OPTIONS are the Options which price is established according to item 4.5.2.

1.2.9. BONUS OPTIONS are the Options which price is established according to item 4.5.3.

1.2.10. EXERCISE TERM is the term comprehended between the date when the option is granted and the date when such option may be exercised by the EXECUTIVE, as set forth by the COMMITTEE, pursuant to item 4.6.1.

1.2.11. MATURITY TERM is the term comprehended between the end of the EXERCISE TERM and the date when the Options shall be considered extinct, as set forth in item 4.6.3.

1.2.12. EXERCISE PRICE is the price that the EXECUTIVE shall contribute for the acquisition of shares of UNIBANCO and/or of HOLDINGS, as the case may be, by virtue of the exercise of the Options, as described on item 4.5.

2. MANAGEMENT OF THE PLAN

2.1. PERFORMANCE shall be managed by the COMMITTEE, which, subject to the terms of this Regulation, shall be in charge of:

a. taking all necessary and suitable measures for the management of PERFORMANCE, including with respect to the interpretation of the Regulation and application of the rules set forth herein, as well as the definition of cases not provided for in this Regulation;

b. appointing, amongst the persons eligible under the terms of items 3.1. 3.2. , the ones that shall participate of the PERFORMANCE and to whom the Options shall be granted;

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c. establishing the quantity, dates and the EXERCISE PRICE, as well as the other characteristics of the Options to be granted to the EXECUTIVES;

d. defining the grant of UNITS OPTIONS and/or STOCK OPTIONS, as set forth in this Regulation, and the type of share of UNIBANCO in connection with which the Regulation gives right to the acquisition, subject to the legal and the By-Law’s limits; and

e. establishing complementary rules to this Regulation, being even allowed to create an Internal Regiment to the PERFORMANCE.

2.2. The COMMITTEE shall observe, in the exercise of its incumbency, as described in the above item, the conditions and limits set forth in this Regulation, as well as the applicable legal rules. Observed such limits and conditions, the COMMITTEE may, in order to fully accomplish the purposes of PERFORMANCE, set forth different conditions to EXECUTIVES, provided, however, that the COMMITTEE is not obliged to extend, to the EXECUTIVES in similar situations, conditions which it considers applicable only to one or more EXECUTIVES.

2.3. The COMMITTEE shall decide by majority of votes, being its President entitled to cast the tie-breaking vote.

2.3.1. In the decision of proposals which involve granting Options to beneficiaries that are members of the COMMITTEE, such beneficiaries shall abstain from voting such proposal. For its approval, such proposal shall receive the favorable vote of at least the majority of the other members of the COMMITTEE.

2.4. The work and decisions of the COMMITTEE shall be reflected in minutes to be recorded in the minute’s book of the COMMITTEE, provided that such minutes shall be signed by all the members that attended the meeting and by the certain number of members whose signature are necessary for the validity of the decisions, without prejudice of the signature of other members who wish to sign the document. The copy of the minute or extract of the decisions shall only be submitted to Public Registry if it is intended to produce effects before third parties.

3. MEMBERS AND LIMITS OF MEMBERS

3.1. The EXECUTIVES to whom the Options regarding PERFORMANCE shall be offered are: (i) the administrators, including the members of the Board of Directors and Board of Officers of UNIBANCO and of its controlled companies; and (ii) the employees who occupy the position of superintendent of UNIBANCO and of its controlled companies. The COMMITTEE may, in exceptional and justified cases, grant Options to employees of UNIBANCO or of its controlled companies, with manager title or equivalent.

3.2. The COMMITTEE may also, in order to attract highly qualified people for the Company, decide to offer Options to EXECUTIVES in the moment of their respective

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employment in the companies mentioned in item 3.1. above, including, in exceptional and justified cases, to persons with manager title or equivalent.

3.3. The decision to grant Options to the EXECUTIVES shall be taken by the COMMITTEE based on a proposal that should, as a way to assist the decision of the COMMITTEE, consider the contribution of the EXECUTIVE to UNIBANCO Group and the purposes described on item 1.1 of this Regulation.

3.3.1. The COMMITTEE may, in its sole discretion, establish complementary rules to do the proposals mentioned on item 3.3.

3.4. The participation of the EXECUTIVE in the PERFORMANCE does not interfere in the fixed and variable remuneration established to him, and does not grant to any EXECUTIVE any right to remain as administrator or employee of UNIBANCO or of the Companies referred to in item 3.1.

3.5. The participation in the capital stock of UNIBANCO and HOLDINGS, as set forth in this Regulation, is agreed to be “intuitu personae”, and therefore the Option granted under this Regulation is personal, non-transferable and may not be pledged.

3.6. The total of Options granted may not exceed the annual limit of 1% (one per cent) by year nor the aggregate of 10% (ten per cent) of the authorized capital of UNIBANCO. For purposes of this item, the aggregate number of Options shall be the total number of Options granted and not yet exercised in the date of the respective calculus.

4. CONDITIONS APPLICABLE TO THE GRANT AND EXERCISE OF OPTIONS

4.1. GRANTING PERIODS

4.1.1 The COMMITTEE shall regularly grant Options each year, provided that it may, at its own discretion, not grant Options in the years that it deems convenient.

4.1.2 The COMMITTEE may grant the Options in distinct series, establishing different conditions between the series of EXERCISE TERM, MATURITY TERM and the type of security (shares or UNITS) of which the Options grant rights of acquisition.

4.1.3 The decision of granting Options to the EXECUTIVES that are already the employees of UNIBANCO and its controlled companies shall be made, by the members of the COMMITTEE, based on the proposals of the members of the Board of Directors or of the Board of Executive Officers, as the case may be, who hold the most senior office of the Board. Such proposals shall, in order to provide elements for the decision of the COMMITTEE, take into consideration the level of contribution of the EXECUTIVE for UNIBANCO’s economic group and the purposes set forth in item 1.1 hereto.

4.2. PRIOR REQUISITES FOR THE GRANTING OF REGULAR OPTIONS

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4.2.1. The COMMITTEE might grant REGULAR OPTIONS to any of the EXECUTIVES mentioned on item 3.1. and 3.2 above.

4.3. PRIOR REQUISITES FOR THE GRANTING OF BONUS OPTIONS

4.3.1 The COMMITTEE might grant BONUS OPTIONS only for the EXECUTIVES mentioned on item 3.1. and 3.2 above that use part of its BONUS to acquire OWN STOCKS. BONUS OPTIONS shall be granted on the same type of securities of the OWN STOCKS that has been acquired by the EXECUTIVE.

4.3.1.1. The amount of the BONUS OPTIONS to be granted shall be determined by the COMMITTEE, and shall consider the percentage of the BONUS used for the acquisition of OWN STOCKS, within the limits established by the COMMITTEE.

4.3.2. In case the COMMITTEE decides to offer to a determined EXECUTIVE the BONUS OPTIONS, the COMMITTEE shall communicates such decision to this EXECUTIVE on a moment that is prior to the date of the receiving of the BONUS by this EXECUTIVE.

4.3.2.1. Notwithstanding the date in which the Options were granted, the EXERCISE TERM shall be initiated on the date that the EXECUTIVE acquires the ownership of the OWN STOCKS.

4.3.3. In case the EXECUTIVE accepts to receive the BONUS OPTIONS it shall notice its intention through a written notice addressed to UNIBANCO’s Human Resources Department in a date that is 20 (twenty) days before of the date of the receiving of the BONUS. Such notice shall includes the percentage of the BONUS that the EXECUTIVE wishes to use in order to acquire the OWN STOCKS, percentage which must be among the limits established by the COMMITTEE.

4.3.4. In case UNIBANCO do not use its right of first refusal to sell to the EXECUTIVE the OWN STOCKS, as described on item 4.8. , the EXECUTIVE shall acquires the OWN STOCKS in the stock market or on a private negotiation and shall send to UNIBANCO a receipt of the acquisition and the amount of OWN STOCKS acquired.

4.3.4.1. The acquisition referred on item 4.3.4. shall occur within 8 (eight) days from the date (i) in which the communication of UNIBANCO that it will not exert its right of first refusal is received; or (ii) of the end of the deadline of the term that UNIBANCO had to have this communication done, whatever is shorter.

4.3.5. The EXECUTIVES may not acquire UNITS STOCKS during the periods in which: (i) they are forbidden, by law, to negotiate shares of UNIBANCO or HOLDINGS or (ii) UNIBANCO or HOLDINGS are forbidden, by law, to negotiate with shares issued by them. The periods in which such negotiations are forbidden shall observe the provisions of the share negotiation policy, if existing, put in place by UNIBANCO or HOLDINGS.

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4.3.5.1. In case the terms mentioned on item 4.3.3 and 4.3.4.1. (“Acquisition Terms”) have the same maturity date of the terms mentioned on items 4.3.5. above, the Acquisition Terms shall be suspended and its term shall be reinitiated after the ending of the forbiddance of negotiation.

4.3.6. In case the EXECUTIVE does not acquire the OWN STOCKS in the terms established in this Regulation, the respective BONUS OPTIONS shall be considered automatically extinguished.

4.4. EXERCISE FORM

4.4.1 Each Option granted by UNIBANCO shall give right to the acquisition of 01 (one) ordinary share or 01 (one) preferred share of UNIBANCO, as set forth by the COMMITTEE, and each Option granted by HOLDINGS shall give right to the acquisition of 01 (one) preferred share of HOLDINGS.

4.4.2 The respective Board of Directors of UNIBANCO and HOLDINGS shall establish whether the Options shall be satisfied by delivering (i) shares held in treasury; or (ii) shares issued in capital increases.

4.4.3 The Options granted by UNIBANCO shall be exercised by means of the payment of the EXERCISE PRICE in the conditions set forth on item 4.5. and the Options granted by HOLDINGS shall be exercised by means of the contributing of shares of UNIBANCO, in the rate of 01 share of UNIBANCO for each share of HOLDINGS.

4.4.4 The Options shall be granted for the exercise in UNITS, in the case of UNITS OPTIONS, or in shares issued by UNIBANCO and/or HOLDINGS, in case of STOCK OPTIONS.

4.4.4.1. The Options in UNITS shall be granted concurrently by UNIBANCO and HOLDINGS, in a conditioned form, hypothesis when the exercise of the Option granted by UNIBANCO shall be made in pairs of Options, and shall be conditioned to the exercise by the EXECUTIVE, in the same occasion, of one Option granted by HOLDINGS. From the pairs of Options of UNIBANCO to be exercised for the UNITS OPTIONS, the EXECUTIVE shall exercise one Option that gives rise to the acquisition of one preferred share of UNIBANCO and one Option that gives rise to the acquisition of an ordinary share of UNIBANCO, unless all Options held by the EXECUTIVE give rise to the acquisition of preferred shares of UNIBANCO. The contribution for the acquisition / paying up of the share of HOLDINGS, acquired by exercising the Option granted by that Company, shall be made with one of the Shares of UNIBANCO, acquired by virtue of the exercise of the Options herein referred, considering that such contributions / paying up for shares shall be made with one ordinary share of UNIBANCO whenever the exercise of pairs of Options of such company has caused the acquisition of one share of this specie.

4.4.4.1.1. When the EXECUTIVE exercises UNITS OPTIONS, UNIBANCO may, at its own criteria, exchange half of the shares of UNIBANCO acquired by the EXECUTIVE for

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preferred shares of HOLDINGS, and deliver UNITS directly to the EXECUTIVE. In this case, STOCK OPTIONS granted by HOLDINGS shall be automatically terminated.

4.4.4.2. The STOCK OPTIONS shall be granted individually by UNIBANCO or by HOLDINGS and its exercise may be made also separately by the EXECUTIVE, subject to the other conditions provided for in this Regulation.

4.4.5. The exercise of the Options shall be made by written notice, addressed by the EXECUTIVE to UNIBANCO’s Human Resources Department, where the EXECUTIVE will inform the quantity and series of Options that he intends to exercise.

4.5. EXERCISE PRICE

4.5.1. The COMMITTEE shall establish the Options’ EXERCISE PRICE upon the respective grant.

4.5.2. The EXERCISE PRICE of the REGULAR OPTIONS shall be fixed on current local currency, and the COMMITTEE shall consider the weighted average of the trading prices for Unibanco shares and UNITS, in Brazil and abroad, during a period of up to 90 (ninety) days before the date of the COMMITTEE’s meeting which determines the grant and, in the establishment of the EXERCISE PRICE, may apply adjustment on the value referred to herein, in order to allow full accomplishment of the objectives of PERFORMANCE, as well as to correct market oscillations arising out of factors external to the issuing companies.

4.5.2.1. The COMMITTEE may, exceptionally, in its sole discretion, determine that from the EXERCISE PRICE of the REGULAR OPTIONS be reduced the amount corresponding to the global dividends distributed to the Shares or to the UNITS object of each grant during the EXERCISE TERM. In this case, the COMMITTEE may determine that the amount to be reduced be corrected in view of market oscillations arising out of factors external to the issuing companies.

4.5.2.2. The EXERCISE PRICE of the REGULAR OPTIONS shall be paid on demand by the EXECUTIVE within 7 (seven) days from the Options’ EXERCISE DATE.

4.5.3. The EXERCISE PRICE of the BONUS OPTIONS shall be paid by means of accomplishment by the EXECUTIVE of the obligation of keeping the ownership of the respective OWN STOCKS without any modification or encumbrance during the EXERCISE TERM of the correspondent BONUS OPTIONS.

4.5.3.1. The COMMITTEE may, in its sole discretion and on justifiable cases, allow flexibility changes in the EXERCISE PRICE of the BONUS OPTIONS.

4.6. EXERCISE TERM AND MATURITY OF THE OPTIONS

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4.6.1. The EXERCISE TERM shall be established by the COMMITTEE, but in any event shall be a minimum of 2 (two) and a maximum of 5 (five) years as from the date of Grant. The COMMITTEE may also, provided that the minimum and maximum terms set forth herein are duly observed, establish, within the same series, lots of Options grant to the same EXECUTIVE and subject to different EXERCISE TERMS.

4.6.1.1. The COMMITTEE, when granting the Options, may exceptionally and under fully justifiable circumstances determine an EXERCISE TERM of up to 8 (eight) years as from the grant date.

4.6.2. After elapsed the EXERCISE TERM, the EXECUTIVES may exercise partially or in full the Options due and the price to be paid for the acquisition of shares related to the Options exercised shall be fully paid, pursuant to item 4. 5.

4.6.3. Upon the respective grant, the COMMITTEE shall also set forth the MATURITY TERM of the Options, within the minimum of 6 (six) months and the maximum of 12 (twelve) months after elapsed the EXERCISE TERM. Upon reached the MATURITY TERM, the Options can no longer be exercised and will be automatically terminated.

4.6.3.1. Up to 15 (fifteen) days before the MATURITY TERM, the COMMITTEE may, in its sole discretion and in case special and fully justifiable circumstances are verified, determine the extension of the MATURITY TERM.

4.6.4. The EXECUTIVES may not exercise their Options in periods during which (i) they are forbidden, by law, to negotiate shares of UNIBANCO or HOLDINGS or (ii) UNIBANCO or HOLDINGS are forbidden, by law, to negotiate with shares issued by them. The periods in which such negotiations are forbidden shall observe the provisions of the share negotiation policy, if existing, put in place by UNIBANCO or HOLDINGS.

4.6.4.1. In case the last day of the MATURITY TERM falls within a period as described in item 4.6.4. above, the MATURITY TERM shall be suspended and its term will be reinitiated after the ending of the forbiddance of negotiation.

4.7. CONDITIONS FOR TRANSFERRING SHARES OR UNITS

4.7.1. Upon exercise of the Options, the EXECUTIVES can transfer, immediately, up to 50% of the Shares or UNITS, as the case may be, acquired by exercising the Options and the remaining 50% may be transferred at the end of the second year after its acquisition.

4.7.2. The COMMITTEE may, in its sole indiscretion, admit the selling of Shares or UNITS by the EXECUTIVES before the ending of the terms mentioned on item 4.7.1 ..

4.7.3. The EXECUTIVES may not sell the Shares or UNITS during the periods in which: (i) they are forbidden, by law, to negotiate shares of UNIBANCO or HOLDINGS or (ii) UNIBANCO or HOLDINGS are forbidden, by law, to negotiate with shares issued by

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them. The periods in which such negotiations are forbidden shall observe the provisions of the share negotiation policy, if existing, put in place by UNIBANCO or HOLDINGS.

4.8. RIGHT OF FIRST REFUSAL

4.8.1. Considering the limits and other legal and regulatory conditions to negotiate its own shares or its controller shares, UNIBANCO shall have the right of first refusal to (i) sell to the EXECUTIVES the OWN STOCKS, (ii) acquire from the EXECUTIVES the OWN STOCKS, and (iii) acquire from the EXECUTIVES the stock acquired by means of the exercise of the Options.

4.8.2. The EXECUTIVES must inform UNIBANCO in writing their intention to negotiate any of the securities mentioned on item 4.8.1. (“Securities”). If UNIBANCO whishes to exercise its right of first refusal, UNIBANCO shall notice its decision to the EXECUTIVE up to 2 (two) business days after receive the notice of intention to negotiate, being applicable the following conditions:

a. the price of acquisition or selling, as the case may be, of the Securities, will be equivalent to the medium price of quotation of the Securities object of the negotiation, in the São Paulo Stock Exchange, on the date in which the EXECUTIVE has informed his intention of negotiate.

b. the payment of this price shall be made on a 7 (seven) business day term after the receive of the notice by UNIBANCO; and

c. the ownership of the Securities shall be transferred on the same date in which UNIBANCO notices the EXECUTIVE of its intention to exercise its right of first refusal.

4.8.3. The communications of the EXECUTIVE to UNIBANCO, referred to in item 4.8. , shall be addressed to UNIBANCO’s Human Resources Department and shall inform the quantity, species and class of shares, of UNIBANCO and HOLDINGS, that the EXECUTIVE intends to transfer.

4.8.4. In case UNIBANCO does not exercise its right of first refusal set forth on item 4.8.1. (ii) and (iii), the EXECUTIVE will be allowed to freely trade the Securities on the 30 days subsequent to the ending of the term mentioned on item 4.8.2. After this period, in case the Securities have not been traded, it shall be offered again to UNIBANCO as set forth on item 4.8. before traded.

4.8.5. The COMMITTEE may, in its sole discretion, waive the right of first refusal of UNIBANCO established on this item 4.8.

4.9. HYPOTHESIS OF ANTECIPATED MATURIRY OF THE OPTIONS

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4.9.1. In the hypothesis of dismissal or resignation of the EXECUTIVES from UNIBANCO and the companies referred to in item 3.1. , the Options granted to them and which EXERCISE TERM is still not elapsed may not be exercised, once they shall be considered terminated in the date of dismissal or resignation. In this hypothesis, all conditions for transfer of the Shares / Options, acquired by exercising the Options before the dismissal or resignation, will be maintained.

4.9.2. There shall be no extinction of Options granted to the EXECUTIVES who retire, hypothesis in which the EXERCISE TERM, MATURITY TERM and other conditions applicable to their Options not yet exercised will be maintained, except for the restriction referred to in item 4.7.1.

4.9.3. In case of death, retirement for permanent disability or other circumstances, in the COMMITTEES discretion, of the EXECUTIVE’s involuntary absence, the EXECUTIVE, his heirs and successors shall be able to exercise the Options which EXERCISE TERM has already elapsed and which MATURITY TERM has not been reached, without applying, in this hypothesis, the restriction contained in item 4.7.1.

4.9.4. The COMMITTEE may, in its sole discretion, determine that Options granted to EXECUTIVES subject to the circumstances described in item 4.9.1 above shall not be extinct, as well as determine the anticipation of the respective EXERCISE TERM.

4.9.5. The extinction of the Options, whether REGULAR OPTIONS or BONUS OPTIONS, for any of the reasons provided in this Regulation does not motivate the payment of any type of indemnify to the EXECUTIVE.

5. MISCELLANEOUS

5.1. In case UNIBANCO and/or HOLDINGS approve the split, reverse split or stock dividend, shall be proportionally adjusted (i) the Securities to which this Regulation refers to, including but not limited, the OWN STOCKS and the Shares and/or UNITS to which the Option exercise gives right of acquisition, as well as (ii) the EXERCISE PRICE. ,

5.2. If resolved the spin-off, combination, merger or any other form of corporate reorganization, of UNIBANCO or of HOLDINGS, the COMMITTEE shall, subject to the legislation in force, determine the required adjustments to the conditions applicable to the Options already granted, being able, including, to determine the anticipated maturity of its EXERCISE and MATURITY TERMS, as well as to propose to the Shareholders Meeting of the issuing companies the termination of PERFORMANCE or the adaptation of this Regulation for future granting. In case of PERFORMANCE’s extinction, the COMMITTEE may, in its sole discretion, determine the termination or modification of the Options which EXERCISE TERM has not elapsed yet.

5.3. Except for otherwise disposed in item 4.5.2.1. , the Shares acquired by exercising the Options, including those represented by UNITS, shall have right to receive the dividends declared after the respective EXERCISE DATE. Those who are entitled to Options may

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only exercise the shareholders rights related to the shares object of their Options after the respective exercise and payment of the EXERCISE PRICE.

5.4. The COMMITTEE may determine periods of suspension of the Options exercise or transfer of shares and/or UNITS, acquired by the EXECUTIVES by exercising the Options, in view of great market oscillations or legal or regulatory restrictions.

5.5. In view of the restrictions to transference provided for in this Regulation, the Options, Shares and/or UNITS shall be marked with clauses of non alienable and non subject to pledge for the applicable periods, clauses that must be registered in the issuers’ proper books. Any transfer or pledge of the Options or Shares acquired by exercising the Options, in contrary to the terms of this Regulation shall be considered rightfully null.

5.6. The acceptance of Options by the EXECUTIVES implies the acceptance of all conditions of this Regulation and a copy thereof shall be attached to the notice sent to the EXECUTIVE upon granting the Options.

5.7. This Regulation shall be indefinitely valid and can only be amended by means of the approval by UNIBANCO and HOLDINGS Shareholders Meetings of a proposal made by their respective Board of Directors.”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 07, 2007

UNIBANCO HOLDINGS S.A.

By:	/S/ Geraldo Travaglia Filho
Geraldo Travaglia Filho Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements.These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.